United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITY EXCHANGE ACT OF 1934

Commission file number 1-8422

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Countrywide Financial Corporation 401(k)
Savings And Investment Plan
c/o Countrywide Financial Corporation
Human Resources: Benefits Department
35 North Lake Avenue
MS 55-56
Pasadena, CA 91101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

/s/ Marshall M. Gates

Senior Managing Director
and Chief Administrator Officer
Countrywide Financial Corporation

Date: June 27, 2005

Financial Statements and Report of
Independent Registered Public Accounting Firm

COUNTRYWIDE FINANCIAL CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

December 31, 2004 and 2003

TABLE OF C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Los Angeles, California
June 3, 2005

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollar amounts in thousands)

	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Participant directed investments:
Stock mutual funds	$328,591	$223,910
Countrywide Financial Corporation Common Stock	59,552	33,528
Money market mutual funds	40,703	32,991
Participant loans	19,115	12,870

	447,961	303,299

Non-Participant directed investments:
Countrywide Financial Corporation Common Stock	212,053	139,690

Total investments	660,014	442,989

Receivables:
Employer’s contribution	5,717	6,165
Participants’ contribution	—	2,686

Total receivables	5,717	8,851

Total assets	665,731	451,840

LIABILITIES
Excess contributions payable	—	1,093

Total liabilities	—	1,093

Net assets available for benefits	$665,731	$450,747

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

(Dollar amounts in thousands)

	Participant	Non-Participant
	Directed:	Directed:
	Consolidated	CFC
	Investments	Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$46,278	$56,776	$—	$103,054
Interest	722	248	—	970
Dividends	6,801	563	—	7,364

	53,801	57,587	—	111,388

Contributions:
Participants’	96,290	—	—	96,290
Participant rollovers	13,741	—	—	13,741
Employer’s	—	21,217	5,717	26,934

	110,031	21,217	5,717	136,965

Total additions	163,832	78,804	5,717	248,353

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(23,428)	(9,676)	—	(33,104)
Administrative expenses	(133)	(132)	—	(265)

Total deductions	(23,561)	(9,808)	—	(33,369)

Net increase prior to inter-fund transfer	140,271	68,996	5,717	214,984
Inter-fund transfers	4,391	3,367	(7,758)	—

Net increase (decrease)	144,662	72,363	(2,041)	214,984
Net assets available for benefits:
Beginning of year	303,299	139,690	7,758	450,747

End of year	$447,961	$212,053	$5,717	$665,731

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

(Dollar amounts in thousands)

	Participant	Non-Participant
	Directed:	Directed:
	Consolidated	CFC
	Investments	Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$61,199	$60,172	$—	$121,371
Interest	590	111	—	701
Dividends	3,871	303	—	4,174

	65,660	60,586	—	126,246

Contributions:
Participants’	67,279	—	1,593	68,872
Participant rollovers	8,013	—	—	8,013
Employer’s	—	15,894	6,165	22,059

	75,292	15,894	7,758	98,944

Total additions	140,952	76,480	7,758	225,190

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(12,199)	(4,526)	—	(16,725)
Administrative expenses	(73)	—	—	(73)

Total deductions	(12,272)	(4,526)	—	(16,798)

Net increase prior to inter-fund transfer	128,680	71,954	7,758	208,392
Inter-fund transfers	4,167	3,091	(7,258)	—

Net increase	132,847	75,045	500	208,392
Net assets available for benefits:
Beginning of year	170,452	64,645	7,258	242,355

End of year	$303,299	$139,690	$7,758	$450,747

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time employees of the Company immediately upon their hire date if they are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan agreement. Participants may also contribute, at the discretion of the Plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the first 6 percent of eligible earnings, as defined in the Plan, that the participant contributes. Contributions are subject to certain limitations. During the years ended December 31, 2004 and 2003, the Company’s discretionary matching contributions were made entirely in Company common stock.

C. Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

E. Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at prime plus two percent. The current interest rates of participant loans receivable ranges from 4.0% to 11.5%. Principal and interest is paid ratably through semi-monthly payroll deductions.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

     NOTE 1 — DESCRIPTION OF PLAN — Continued

F. Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. However, if the participant’s total vested benefit value is $5,000 or less, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

G. Forfeited Matching Contributions

At December 31, 2004, forfeited non-vested accounts totaled $3,744,207. During the year, $1,935,524 was forfeited and this amount, plus investment earnings of $33,266 less paid administration expenses of $131,294 had not yet been used to reduce the Company’s discretionary matching contributions as of December 31, 2004. Employer contributions of $44,108 were used to fund contributions to participant’s accounts.

At December 31, 2003, forfeited non-vested accounts totaled $1,950,819. During the year, $939,201 was forfeited and this amount, plus investment earnings of $12,672, had not yet been used to reduce the Company’s discretionary matching contributions as of December 31, 2003. Employer contributions of $33,181 were used to fund contributions to participant’s accounts.

On January 7, 2005, $3,000,000 of the forfeited matching contributions was used to fund a portion of the employer year-end discretionary matching contribution.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The Company may pay administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid for by participants who have loans.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

     NOTE 2 — SUMMARY OF ACCOUNTING POLICIES — Continued

B. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C. Payment of Benefits

Benefits are recorded when paid.

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

E. Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds and Countrywide Financial Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2004 and 2003, approximately 41% and 39%, respectively, of total Plan investments were invested in Countrywide Corporation common stock.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

		December 31,
		2004		2003
Investment Name	Investment Description	Fair Value		Fair Value
		(Dollar amounts in thousands)

Countrywide Financial Corporation, Common Stock *	Stock	$271,605		$172,681
Spartan U.S. Equity Index Fund	Mutual Fund	49,034		36,630
Fidelity Equity-Income Fund	Mutual Fund	48,205		34,126
Fidelity Retirement Money Market Portfolio	Mutual Fund	40,703		33,528
PIMCO Total Return Fund	Mutual Fund	40,556		32,657
Fidelity Diversified International Fund	Mutual Fund	34,339		19,146	**
Touchstone Growth/Value Fund	Mutual Fund	30,220	**	24,254
AXP New Dimensions Fund	Mutual Fund	25,990	**	22,883
All investments less than 5% of Plan assets	Various	119,362		67,084

Total investments		$660,014		$442,989

*	Participant and nonparticipant-directed

**	Less than 5% of investments included for comparative purposes

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by approximately $103,054,000 and $121,371,000, respectively, as follows:

	Years Ended December 31,
	2004	2003
	(Dollar amounts in thousands)

Countrywide Financial Corporation, Common Stock *	$82,154	$84,462
Stock mutual funds	20,900	36,909

Net appreciation in fair value of investments	$103,054	$121,371

*	Participant and nonparticipant-directed

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments and shares of common stock of Countrywide Financial Corporation. Fidelity Investments is the trustee and Countrywide Financial Corporation is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 — TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

\

Countrywide Financial Corporation
401(k) Savings and Investment Plan

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Description		Fair
Identity of Investment	of Investment	Cost	Value
		(Dollar amounts in thousands)
Stock Mutual Funds:
Fidelity Investments *	1,144,047 shares Spartan U.S. Equity Index Fund	$43,459	$49,034
Fidelity Investments *	913,314 shares Fidelity Equity-Income Fund	43,594	48,205
Pacific Investment Management Company	3,800,894 shares PIMCO Total Return Fund	40,613	40,556
Fidelity Investments *	1,198,980 shares Fidelity Diversified International Fund	26,343	34,339
Touchstone	1,603,195 shares Touchstone Growth/Value Fund	27,658	30,220
Wasatch Funds	667,898 shares Wasatch Small Cap Growth Fund	22,303	26,355
American Express Funds	1,072,623 shares of AXP New Dimensions Fund	18,879	25,990
Fidelity Investments *	1,199,527 shares Fidelity Freedom 2030 Fund	14,964	16,889
Fidelity Investments *	1,036,300 shares Fidelity Freedom 2020 Fund	13,028	14,467
Fidelity Investments *	748,295 shares Fidelity Freedom 2010 Fund	9,508	10,192
Trust Company of the West	596,111 shares TCW Galileo Select Equities Fund	9,492	11,451
Fidelity Investments *	1,110,046 shares Fidelity Freedom 2040 Fund	8,267	9,180
Alliance Bernstein	1,765,872 shares Alliance Bernstein Growth and Income Fund	5,727	6,604
Fidelity Investments *	271,381 shares Fidelity Freedom Income Fund	2,980	3,058
Fidelity Investments *	169,753 shares Fidelity Freedom 2000 Fund	1,979	2,051

	Subtotal Stock Mutual Funds	288,794	328,591

Money Market Mutual Funds:
Fidelity Investments *	Fidelity Retirement Money Market Portfolio	40,703	40,703

	Subtotal Interest-earning Cash	40,703	40,703

Corporate Stock:
Countrywide Financial Corporation *	Common Stock, 8,294,681 shares	115,245	271,605

	Subtotal Corporate Stock	115,245	271,605

Participant Loans:
Participant Loans *	3,456 participation loans with annual interest rates ranging from 4% to 11.5%	—	19,115

	Subtotal Participant Loans	—	19,115

Total Investments		$444,742	$660,014

*	Party-in-interest

See accompanying independent auditors’ report.